Exhibit 99.1

Legend Biotech Announces Appointment of Dr. Patrick Casey to the Board of Directors

SOMERSET, N.J., December 3, 2020—Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech”), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, announced today that it has appointed Dr. Patrick Casey as an independent director to Legend Biotech’s Board of Directors. Dr. Casey will serve as a Class II director.

“We are delighted to have Dr. Casey join our Board of Directors,” said Sally Wang, Chairwoman of Legend Biotech. “Dr. Casey brings extraordinary scientific expertise and research leadership experience that greatly enhances our Board. I am confident that Legend Biotech will greatly benefit from his participation as we continue to execute on our pipeline development strategy and objective to bring innovative and impactful cell therapies toward potential registration and commercialization.”

Patrick Casey, PhD, is the Senior Vice Dean of Research at the Duke-NUS Medical School and a James B. Duke Professor of Pharmacology and Cancer Biology at Duke University. Dr. Casey joined Duke University Medical Center as an Assistant Professor of Molecular Cancer Biology and Biochemistry in 1990. In 2005, Dr. Casey relocated to Singapore to spearhead the development of the Signature Research Programmes at Duke-NUS, where he currently oversees the administration and strategic planning of these programmes, and mentoring of faculty and trainees. He was also the founding Director of the Duke Center for Chemical Biology—an organization of Duke scientists dedicated to research and training in the application of fundamental chemical principles to the study of biology and the basis of disease and therapies. A recognized authority in the fields of lipid modifications of proteins and in G protein signaling, Dr. Casey has received several awards for his work, including the Established Investigator Award from the American Heart Association in 1992 and the Amgen Award from the American Society of Biochemistry and Molecular Biology in 2000. He was elected a Fellow of the American Association for the Advancement of Science in 2012. Dr. Casey serves on advisory panels for Agency for Science, Technology and Research (A*STAR), National Research Foundation (NRF) and National Medical Research Council (NMRC). Dr. Casey received his PhD in Biochemistry from the Brandeis University in 1986 and did postdoctoral work at the University of Texas Southwestern Medical Center in Dallas.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 800 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture cutting edge cell therapies for patients in need.

We are engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials. To learn more about Legend Biotech, visit us on LinkedIn, or on Twitter @LegendBiotech or at www.legendbiotech.com.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to statements relating to Legend Biotech’s strategic development and objectives and the potential contributions of its new board member. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the prospectus filed with the Securities and Exchange Commission on June 8, 2020. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For Investor Relations inquiries, please contact:

Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech USA Inc.

jessie.yeung@legendbiotech.com or investor@legendbiotech.com or

media@legendbiotech.com

Surabhi Verma, Manager of Investor

Relations and Corporate Communications,

Legend Biotech USA Inc.

Surabhi.Verma@legendbiotech.com

For Medical Affairs inquiries, please contact:

Tonia Nesheiwat, Executive Director,

Medical Affairs, Legend Biotech USA Inc.

tonia.nesheiwat@legendbiotech.com or

medicalinformation@legendbiotech.com